SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on December 9th, 2021 drawn up in summary form

1.        Date, Time and Venue. On December 9th, 2021, starting at 10:00 a.m., by videoconference, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.        Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Michel Dimitrios Doukeris, co-chairmen, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Fabio Colletti Barbosa, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Claudia Quintella Woods.

3.        Board. Chairman: Victorio Carlos De Marchi; Secretary: Lucas Machado Lira.

4.        Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Section 41, Paragraph 1 of the Company’s Bylaws, the preparation of an extraordinary balance sheet as of November 30, 2021.

4.2. Distribution of Dividends. In accordance with the recommendation of the Operations, Finance and Compensation Committee at a meeting held on December 7th, 2021, to approve the distribution of dividends of R$ 0.1334 per share of the Company, based on available balance and the Company’s extraordinary balance sheet dated as of November 30th, 2021 and attributed to the minimum mandatory dividends for the same fiscal year, without income tax withholding in accordance with current legislation.

4.2.1.        The aforementioned payment shall be made on December 30th, 2021 considering the shareholding position of December 17th, 2021 with respect to B3 S.A. - Brasil, Bolsa, Balcão, and December 21st, 2021 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. The shares and ADRs shall be traded ex-dividends as from and including December 20th, 2021.

4.3.        Distribution of interest on own capital. In accordance with the recommendation of the Operations, Finance and Compensation Committee at a meeting held on December 7th, 2021, to approve the distribution of interest on own capital (“IOC”) of R$ 0.4702 per share of the Company, based on available balance and the Company’s extraordinary balance sheet dated as of November 30th, 2021 and attributed to the minimum mandatory dividends for the same fiscal year. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$ 0.3996 per share of the Company.

4.3.1.       The aforementioned payment shall be made on December 30th, 2021, considering the shareholding position of December 17th, 2021 with respect to B3 S.A. - Brasil, Bolsa, Balcão, and December 21st, 2021 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. The shares and ADRs shall be traded ex-IOC as from and including December 20th, 2021.

5.        Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, December 9th, 2021.

/s/ Victorio Carlos De Marchi	/s/ Michel Dimitrios Doukeris
/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum
/s/ Lia Machado de Matos	/s/ Fabio Colletti Barbosa
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Claudia Quintella Woods	/s/ Lucas Machado Lira Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer